SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
MERRY GO ROUND ENTERPRISES
(Name of Issuer)
Common Stock
(Title of Class of Securities)
590436101
(CUSIP Number)
Check the following box if a fee is being paid with this
statement.
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more than five percent of
the class of securities described in Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial ownership of five percent or less of
such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).
(Continued on following pages(s))
Page 1 of 5 Pages
CUSIP NO. 590436101  13G
1.  NAME OF REPORTING PERSON
NationsBank Corporation
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
56-0906609
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
- -0-
6.  SHARED VOTING POWER
- -0-
7.  SOLE DISPOSITIVE POWER
- -0-
8.  SHARED DISPOSITIVE POWER
- -0-
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- -0-
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less Than 5% (Closing)
12.  TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 5 Pages
SCHEDULE 13G
Item 1(a) Name of Issuer:
Merry Go Round Enterprises
Item 1(b) Address of Issuer's Principal Executive Offices:
 3300 Fashion Way
Joppa, MD 21085
Item 2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
Item 2(b) Address of Principal Business Office or, if none,
Residence:
(a) NationsBank Plaza, Charlotte, North Carolina 28255 Item 2(c)
Citizenship:
(a) North Carolina Corporation
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
590436101
Item 3     If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under
Section 15 of the Act
(b)  Bank as defined in Section 3(a)(6) of
the Act
(c)  Insurance Company as defined in
Section 3(a)(19) of the Act
(d)  Investment Company registered under
Section 8 of the Investment
Company Act
(e)  Investment Advisor registered under
Section 203 of the
Investment Advisors Act of 1940
(f)  Employee Benefit Plan, Pension Fund
which is subject to the
provisions of the Employee Retirement
Income Security Act of
1974 or Endowment Fund; see Sub-
section 240.13d-1(b)(1)(ii)(F)
(g) X Parent Holding Company in accordance
with Sub-section
240.13d-1(b)(ii)(G) (Note: See Item
7)
(h)  Group, in accordance with Sub-section
240.13d-1(b)(1)(ii)(H)
Page 3 of 5 Pages
Item 4     Ownership:
With respect to the beneficial ownership of the reporting
entity as of
12/31/94, see Items 5 through 11, inclusive, of the respective cover
pages of this Schedule 13G applicable to such entity which
are incorporated
herein by reference.
Item 5     Ownership of Five Percent or Less of a Class:
As of 12/31/94 , the percentage of Merry Go Round Enterprises common stock that
was held by NationsBank Corporation and its subsidiaries was less than 5%.
Item 6     Ownership of More Than Five Percent on Behalf of
Another Person:
Not Applicable
Item 7     Identification and Classification of the Subsidiary
Which Acquired
the Security Being Reported on By the Parent Holding
Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities
Exchange Act of 1934,
NationsBank Corporation is filing this Schedule 13G as a
parent holding company.
Item 8     Identification and Classification of Members of the
Group:
Not Applicable
Item 9     Notice of Dissolution of Group:
Not Applicable
Item 10    Certification:
By signing below, I certify that, to the best of my knowledge and belief, the
securities referenced to the above were acquired in the
ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Page 4 of 5 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
NATIONSBANK CORPORATION
Date:      By:
Signature
Mary Jo Inglett/Compliance Officer
Name/Title
Page 5 of 5 Pages